Exhibit 99.1

Suntech Announces Preliminary Financial Results for the Fourth Quarter and Full Year 2012

Provides Updates on Restructuring Initiatives

Announces Delayed Filing of Annual Report on Form 20-F

San Francisco and Wuxi, China, May 1, 2013 — Suntech Power Holdings Co., Ltd. (NYSE: STP) (the “Company” or “Suntech”), one of the world’s largest producers of solar panels, today announced preliminary financial results for the fourth quarter and full year ended December 31, 2012.

Preliminary results indicate that Suntech’s shipments of photovoltaic (PV) products for the fourth quarter of 2012 declined by approximately 4% from the third quarter of 2012. Revenues in the fourth quarter of 2012 were approximately $358 million, a sequential decline of 8%. Approximately 91% of revenues were generated from the sale of PV modules, and 9% of revenues were generated from the sale of PV systems, cells, silicon wafers and production equipment. Gross margin in the fourth quarter of 2012 was approximately 0.4%.

In the full year 2012, preliminary results indicate Suntech shipped approximately 1.8GW of PV products, in line with prior guidance. Revenues for the full year 2012 were approximately $1,625 million, a year-over-year decline of 48%. Approximately 92% of revenues were generated from the sale of PV modules, and 8% of revenues were generated from the sale of PV systems, cells, silicon wafers and production equipment. Gross margin for the full year 2012 was approximately negative 1.4%.

“We are undertaking a number of restructuring initiatives to address Suntech’s balance sheet and improve the Company’s cost structure and operational efficiency. We are making progress and are evaluating solutions that will take into account the rights and interests of all of our stakeholders. In the meantime, we continue to manufacture and deliver high-quality solar products to our global customers,” said David King, Suntech’s CEO.

Update on Restructuring Initiatives

Wuxi Suntech Power Co., Ltd. (“Wuxi Suntech”)

Wuxi Suntech, the Company’s Chinese subsidiary, which is in the process of restructuring, continues to work with the court-appointed administrator and its stakeholders to improve its financial position and outlook. The administrator has scheduled a Wuxi Suntech creditors meeting in Wuxi on May 22, 2013, earlier than previously anticipated, to present and discuss potential solutions.

Suntech Power International Ltd. (“SPI”)

SPI, the Company’s principal operating subsidiary in Europe, which on April 9, 2013 was granted a provisional moratorium for up to two months on creditor claims, is working closely with the court-appointed administrator and has proposed a new business plan to establish sustainable operations. The Company’s intention is that the new business plan will enable SPI to enter a definitive moratorium that would provide a platform to enter discussions with SPI’s creditors.

3% Convertible Notes (the “Notes”)

The Company continues its discussions with major holders of the Notes with a view to achieving a consensual restructuring. Suntech previously received a notice of default and acceleration relating to Suntech’s non-payment of the principal amount of US$541 million that was due to holders of the Notes on March 15, 2013. Suntech has entered into a forbearance agreement with holders of over 60% of the Notes under which the signing bondholders agree not to exercise their rights under the Notes and the related indenture until May 15, 2013, subject to certain market-standard early termination events.

Restatement Update and Delayed Filing of 2012 Annual Report on Form 20-F

On December 7, 2012, the Company announced that it intended to file restated consolidated financial statements for 2010 and 2011 upon the completion of the assessment of the guarantee obligation provided to lenders to a GSF project company in 2010 and the completion of GSF’s financial audit.

The Company currently anticipates additional time is required to complete the restatement as the reassessment of the related GSF audited financials and other matters have not yet been completed.

As a result of (1) the pending restatement of the Company’s consolidated financial statements for 2010 and 2011, and (2) the Company requiring additional time to assess the outcomes of restructuring initiatives at Wuxi Suntech, SPI and of the convertible notes (as discussed above) and the related impact on asset values and other financial metrics, the Company announced that it will delay the filing of its annual report on Form 20-F for the fiscal year ended December 31, 2012 (the “2012 Annual Report”) beyond the filing deadline of April 30, 2013. The Company is working diligently to complete these assessments and file restated financials for 2010 and 2011, as well as the 2012 Annual Report on Form 20-F, as soon as practicable.

The estimates presented in this press release are preliminary, unaudited and subject to further adjustments.

About Suntech

Suntech Power Holdings Co., Ltd. (NYSE: STP) produces solar products for residential, commercial, industrial, and utility applications. With regional headquarters in China, Switzerland, and the United States, and gigawatt-scale manufacturing worldwide, Suntech has delivered more than 25,000,000 photovoltaic panels to over a thousand customers in more than 80 countries. Suntech’s pioneering R&D creates customer-centric innovations that are designed to drive solar to grid parity against fossil fuels. Our mission is to provide everyone with reliable access to nature’s cleanest and most abundant energy source.

For more information about our people and products visit http://www.suntech-power.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “plans to”, “expects to,” “anticipates,” “future,” “intends to,” “optimistic,” “plans,” “believes,” “considers” and similar statements and includes Suntech’s preliminary results for the fourth quarter and full year 2012, and timing to file restated consolidated financial statements for 2010 and 2011 and its 2012 annual report on Form 20-F. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in Suntech’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Suntech does not undertake any obligation to update any forward- looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For further information, please contact:

Ryan Ulrich

Media Relations

ryan.ulrich@suntech-power.com

Ph: +86 510 8531 8654